Shareholder Voting Results

At a special meeting held on August 31, 2007, the shareholders of the SEI Index Funds voted to approve an Agreement and Plan of Reorganization for transfer of all assets of the SEI Index Funds S&P 500 Index
Fund (the Current Fund) to S&P 500 Index Fund (the
New Fund), a series of the SEI Institutional Managed
Trust (SIMT), in exchange for the New Funds Class A,
Class E and Class I shares, respectively, having an aggregate net asset value equal to the value of the Current Funds net assets and the assumption by the New Fund of all of the liabilities of the Current
Fund.

					%of
		Number of		Outstanding		% of
Shares
		Shares		Shares
	Present


Affirmative	21,929,954.657	52.006%
	96.587%
Against	   328,453.712 	 0.779%
1.446%
Abstain	   446,540.424	 1.059%
1.967%
TOTAL		22,704,948.793	53.844%
	100.000%